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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Waterfront Place, Suite 510
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco 412-391-7077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

12 Federal Street, Suite 200	Pittsburgh	PA	15212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corporation, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Stacey Madison, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

CONTENTS

GRANT THORNTON LLP
Two Commerce Square
2001 Market St. Suite 700
Philadelphia, PA 19103

D +1 215 561 4200
F +1 215 561 1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
Mid Atlantic Capital Corporation

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial condition of Mid Atlantic Capital Corporation, Inc. (the "Company"), a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Grant Thornton

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

Philadelphia, Pennsylvania
March 16, 2020

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and Cash Equivalents	$ 6,751,164
Cash Segregated Under Federal and Other Regulations	21,793,311
Securities Owned - At Fair Value	14,213,228
Accounts Receivable	1,034,813
Receivable From Customers	154
Receivable From Clearing Organizations	1,201,348
Deposits with Clearing Organizations	520,000
Prepaid and Other Assets	276,504
Deferred Tax Assets	746
Total Assets	$ 45,791,268

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to Customers	$ 21,500,197
Margin Liability Payable to Clearing Organization	10,179,673
Securities Sold, Not Yet Purchased - At Fair Value	217,341
Payable to Related Company	2,025,777
Accounts Payable, Accrued Expenses, and Other Liabilities	3,288,792
State Income Taxes	9,702
Total Liabilities	37,221,482
Stockholder's Equity	
Common Stock; $1 Par Value; 10,000 Shares Authorized; 750 Shares Issued and Outstanding	750
Additional Paid-In Capital	1,181,405
Retained Earnings	7,387,631
Total Stockholder's Equity	8,569,786
Total Liabilities and Stockholder's Equity	$ 45,791,268

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION

The consolidated statement of financial condition of Mid Atlantic Capital Corporation and Subsidiary includes the accounts and balances of Mid Atlantic Capital Corporation and its wholly owned subsidiary, LPA Insurance Agency, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

Mid Atlantic Capital Corporation was incorporated under the laws of the Commonwealth of Pennsylvania in December 1981. The Company is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (the "Parent"), a Delaware corporation, which is a wholly owned subsidiary of GUA – Uniontown Capital Corporation. GUA – Uniontown Capital Corporation is a wholly owned subsidiary of EdgeCo Buyer, Inc., which is a wholly owned subsidiary of EdgeCo Holdings, Inc., both Delaware corporations. The Company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company has a nationwide customer base that includes institutional, corporate, and individual investors.

LPA Insurance Agency, Inc. was incorporated under the laws of the State of California in July 1998. The company provides insurance and investment related products and services principally to individuals.

The Company utilizes National Financial Services, LLC ("NFS"), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company also utilizes National Securities Clearing Corporation for the execution and clearance of mutual fund transactions. As such, the Company operates under the full provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition of the Company is prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual balances could differ from those estimates.

Securities Transactions and Commissions

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this ASU require the measurement of all expected credit losses for financial assets held at the reporting date to be based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. Additionally, in December 2018, the FASB issued ASU 2018-19, Codification

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions and Commissions (Continued)

Improvements to Topic 326, Financial Instruments - Credit Losses. This update provides clarification on the effective and transition dates and the exclusion of operating lease receivables from Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. In December 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses which provides clarification on certain aspects of the guidance included in ASC 326 including how to report expected recoveries and permits organizations to record expected recoveries on purchased credit-deteriorated (PCD) financial assets and reinforces existing guidance that prohibits organizations from recording negative allowances for available-for-sale debt securities. The amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this guidance on its financial statements.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the differences in settlement date versus trade date recording is not considered material to the consolidated financial statement.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions (banks) and it's clearing organizations. Those organizations are located in Pennsylvania (financial institutions) and Massachusetts (clearing organizations). Accounts at the financial institutions are insured by the Federal Deposit Insurance Corporation. At times, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations represents cash held in special reserve accounts for the benefit of the customers. These cannot be used in the ordinary operations of the business.

Accounts Receivable

The Company provides an allowance for doubtful accounts. At December 31, 2019, in the opinion of management, no allowance was deemed necessary.

Margin Liability

In the normal course of business, the Company may borrow money from its clearing organization to purchase securities in its proprietary accounts. The borrowings are secured by the securities and bear interest at the short-term borrowing rate of the clearing organization. Margin borrowings are presented gross in the consolidated statement of financial condition.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740, Income Taxes, under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the U.S. consolidated income tax return of EdgeCo Holdings, Inc. Income taxes are determined by the Company on a separate company basis as if the Company had filed separate returns. Certain states may require the Company to file its own separate returns. The tax provision (or benefit) allocated to the Company under the separate company basis is reported net in the Payable to Related Party line in the consolidated statement of financial condition.

The Company reports accrued interest and penalties related to unrecognized tax benefits on the related tax liability line in the consolidated statement of financial condition. Total interest and penalties during 2019 was $0.

GAAP prescribes rules for recognition, measurement, classification, and disclosure in the consolidated financial statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Parent's federal and certain of the Company's state tax returns remain open for income tax examination for three years from the date of filing.

Subsequent Events Evaluation

The accompanying consolidated statement of financial condition includes an evaluation of events or transactions that have occurred after December 31, 2019 and through the date the consolidated financial statement was issued.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

3 - FAIR VALUE (CONTINUED)

Fair Value Measurements (Continued)

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities: U.S. government securities are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. government securities are categorized in Level 1 or Level 2 of the fair value hierarchy, depending on the inputs used and market activity levels for specific securities.

Municipal Securities: Municipal securities are priced by independent pricing services, typically obtained from dealers and trade prices. Municipal securities are categorized in Level 2 of the fair value hierarchy, as the significant inputs are observable.

Corporate Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis differences between cash and derivative instruments. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Equity Securities and Mutual Funds: Equity securities and mutual funds are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

There have been no changes in the methodologies used at December 31, 2019.

At December 31, 2019, the Company's financial assets and liabilities consisted of cash segregated under federal and other regulations and securities owned and securities sold, not yet purchased.

3 - FAIR VALUE (CONTINUED)

The following are the classes of assets and liabilities measured at fair value as of December 31, 2019, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Level 1	Level 2	Level 3	Total
Recurring Fair Value Measurements				
Assets				
Cash and Cash Equivalents	$ 6,751,164	$ -	$ -	$ 6,751,164
Cash Segregated Under Federal and Other Regulations	21,793,311	-	-	21,793,311
Securities Owned				
Municipal Obligations	-	13,973,880	-	13,973,880
Equity Securities	3,002	-	-	3,002
Mutual Funds	5,096	-	-	5,096
Corporate Obligations	-	231,250	-	231,250
	$ 28,552,573	$ 14,205,130	$ -	$ 42,757,703
Liabilities				
Securities Sold, Not Yet Purchased				
Federal and State Government Obligations	$ 245	$ -	$ -	$ 245
Municipal Obligations	-	153,530	-	153,530
Equity Securities	3,552	-	-	3,552
Corporate Obligations	-	60,014	-	60,014
	$ 3,797	$ 213,544	$ -	$ 217,341

There were no transfers between Level 1 and Level 2 during the year.

The clearing and depository operations of the Company's securities transactions are provided by NFS. At December 31, 2019, all securities owned, as reflected in the accompanying consolidated statement of financial condition, are positions in custody with this broker.

The Company's proprietary securities transactions are recorded on a trade date basis. All unsettled proprietary trades on December 31, 2019, were closed subsequent to December 31, 2019.

4 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $21,793,311 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash transactions. The receivables are collateralized by the underlying securities. Payables are primarily cash deposited with the Company related to its clearing of institutional mutual fund transactions.

6 - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through NFS.

At December 31, 2019, the net amount receivable from NFS consisted of the following:

Net Receivable from NFS:	
Commissions and Trade Date Adjustment Receivable	$ 1,430,255
Clearing and Execution Charges Payable	(228,907)
	$ 1,201,348

7 - MARGIN LIABILITY PAYABLE TO CLEARING ORGANIZATION

As of December 31, 2019, the Company has a margin liability payable to NFS in the amount of approximately $10.2 million, which is collateralized by approximately $14.1 million of securities owned by the Company.

8 - BORROWED FUNDS

The Company had bank commitments of $15 million at December 31, 2019 on a revolving line of credit, of which $10 million is restricted for use in the processing of mutual fund trade settlement. The agreement contains provisions for interest at the 30 day LIBOR rate (1.71% at December 31, 2019) plus 2.25%. The line of credit agreement is subject to periodic renewal and is due to expire in December 2020. There was no outstanding balance on the revolving line of credit at December 31, 2019.

9 - RELATED PARTY TRANSACTIONS

Overhead and Other Costs

A significant portion of the Company's general and administrative expenses consist of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office, and other expenses on its own behalf and on behalf of its various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $7.3 million in 2019.

On occasion, the Company receives from and/or advances funds to its Parent. The outstanding advances do not bear interest and do not have a fixed repayment term. At December 31, 2019, the Company had a payable due to its Parent and another related party in the approximate amount of $838,000, which is included under the caption "Payable to Related Party" in the accompanying consolidated statement of financial condition.

The Company also has a payable to the Parent in the amount of $1.2 million, in the form of a non-interest bearing, demand note.

The Company incurs trading and settlement expenses from a related party (a company under common ownership). The total fees incurred from this related party during 2019 were $90,000, of which $0 was payable at December 31, 2019.

Commissions and Fee Revenues

The Company provides services for a related party (a company under common ownership) for a fee. These fees represent trade execution, cash processing and charges for mutual fund fee collection, based on a contractual fee schedule between the entities. Approximately $444,000 was receivable at December 31, 2019. The receivable is included under the caption "Accounts Receivable" in the accompanying consolidated statement of financial condition.

The Company along with its affiliated Trust Company is a party-in-interest under ERISA regulations. As a designated agent for the Trust Company, the Company receives certain mutual fund trailer fees and remits them to the Trust Company periodically. The Company has no obligation to pay these amounts until received.

10 - CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's wholly owned subsidiary, LPA Insurance Agency, Inc, as of December 31, 2019.

Total Assets	$ 203,513
Stockholder's Equity	$ 43,994

Principally, all of the stockholder's equity of the subsidiary is included as an addition to capital in the consolidated computation of the Company's net capital, because the net assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

11 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2019, the Company's net capital under the uniform net capital rule was approximately $6.6 million, which exceeded the minimum capital requirements by approximately $5.6 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019, was 2.1 to 1.

12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations with the clearing broker. As of December 31, 2019, there were no liabilities that the Company is subject to indemnify its clearing broker for losses sustained from customer transactions introduced by the Company.

13 - COMMITMENTS AND CONTINGENCIES

Litigation, Claims and Assessments

The Company is named as a defendant in litigation. The matters are subject to many uncertainties, and the outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, with respect to these matters as of December 31, 2019. The Company believes the matters are without merit and intends to vigorously defend its positions.

Arbitration Settlement

The Company was named as a defendant in a customer arbitration case for alleged claims; and in 2017, the claimant was awarded damages and costs by a FINRA arbitration panel. The Company has filed a motion to vacate the award in U.S. District Court. The Company has recorded a $652,667 provision for loss (net of indemnification settlements provided by the previous owners of the Company), which was charged to operations in 2016. As of December 31, 2019, the motion to vacate is still pending and because the payments due from indemnifying parties will not be received until the matter is finally adjudicated, the final outcome of the award is subject to uncertainty and could be a greater or lesser amount.

14 – INCOME TAXES

The Company (and its parent company) is taxed as a C Corporation for federal and state income taxation purposes. Accordingly, the Company reported income tax for the year ended December 31, 2019.

For the year ended December 31, 2019, income tax payable (benefit) consisted of the following:

	Current	Deferred	Total
U.S Federal	$ -	$ (560)	$ (560)
State	9,702	(186)	9,516
	$ 9,702	$ (746)	$ 8,956

The deferred tax assets recognized and included under the caption "Deferred Tax Assets" in the accompanying consolidated statement of financial condition relate to certain expenses that are not deductible for tax purposes for the year ended December 31, 2019, but will be in future periods. In the opinion of management, there is sufficient positive evidence to support its conclusion not to record a valuation allowance.

The tax-related balance due to the parent as of December 31, 2019 is $2,275.